SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 17, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit	Number

1.1	2011 Annual Report

1.2	2012 Annual General Meeting Proxy Statement

1.3	2012 Letter to Shareholders

Exhibit 1.1

Our annual report on Form 20-F for the year ended December 31, 2011, filed on April 26, 2012 with the U.S. Securities and Exchange Commission, to the extent the information in that report has not been updated or superseded, is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

July 17, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 31, 2012 at 10:00 a.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

You will find set forth below, the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2011 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the re-election of directors, re-appointment of our independent auditors to hold that office until the next annual general meeting and reduction of share premium.

Our Board of Directors recommends that you vote “FOR” each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the Proxy Statement, please submit your proxy by the internet or by marking, signing and dating your proxy card and return it in the enclosed self-addressed envelope by following the procedures provided on your Notice Card. Submitting the proxy either by internet or by mail before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

You may access the Notice of 2012 Annual General Meeting of Shareholders, the Proxy Statement, other proxy materials and the 2011 Annual Report on the internet at http://www.proxyvoting.com/imos. You may choose to request paper copies of the Proxy Statement, 2011 Annual Report and Proxy Card by calling 1-888-313-0164 (outside of the U.S. and Canada, call 1-201-680-6688), by email at shrrelations@cpushareownerservices.com (you must reference your 11-digit control number in your Notice Card in your email), or via internet at http://www.proxyvoting.com/imos.

Sincerely,

/s/ Yu-Chiao Su
Yu-Chiao Su Secretary Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of 2012 Annual General Meeting of Shareholders

July 17, 2012

The 2012 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 31, 2012, at 10:00 a.m., Taipei time, for the following purposes:

1.	to receive the financial statements for the fiscal year ended December 31, 2011 and the auditors’ report thereon;

2.	to re-elect to the Board of Directors of the Company (the “Board”) Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen as directors for three-year terms;

3.	to re-appoint the independent auditors of the Company to hold office until the next annual general meeting;

4.	to reduce an aggregate amount of up to NT$4,000 million standing to the credit of share premium account of the Company, to transfer the credit arising therefrom to the contributed surplus account of the Company, and to apply such amount to fully set off against the accumulated losses of the Company as of December 31, 2011, on or before December 31, 2012, and to authorize the Board to take any or all actions necessary as the Board deems fit to carry out the purpose and intent and give effect to this resolution; and

5.	to transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the Proxy Statement. All holders of record of the Company’s common shares, par value US$0.04 per share (the “Common Shares”) on July 2, 2012 will be entitled to attend and vote at the Annual General Meeting. A notice card (the “Notice Card”) has been sent on or about July 17, 2012 to all holders of record of the Common Shares at the close of business on July 2, 2012, New York time. The Notice Card contains information on the address of the website where this Notice of 2012 Annual General Meeting of Shareholders, the Proxy Statement, other proxy materials and the 2011 Annual Report can be accessed or how you may obtain paper copies of these documents.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su Secretary Hsinchu, Taiwan

PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 29, 2012, 11:59 P.M., NEW YORK TIME (AUGUST 30, 2012, 11:59 A.M., TAIPEI TIME).

ALTERNATIVELY, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN A PAPER COPY OF THE PROXY

CARD BY MAIL SO IT IS RECEIVED NO LATER THAN AUGUST 29, 2012, 11:59 P.M., NEW YORK TIME

(AUGUST 30, 2012, 11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 31, 2012

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at the 2012 Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 31, 2012, at 10:00 a.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The notice card (the “Notice Card”) with instruction for submitting proxies for voting at the Annual General Meeting is first being sent to shareholders on or about July 17, 2012.

The Board of Directors has established July 2, 2012 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s common shares, par value US$0.04 per share (the “Common Shares”) to whom the Notice Card will be sent. On the Record Date, there were 33,784,393 Common Shares outstanding.

If you properly cast your vote by following the appropriate procedures set forth in your Notice Card for submitting your proxy by internet or by executing and returning the proxy card by mail, and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you submit your proxy by internet or execute and return the proxy card by mail, but do not give instructions as to how to vote, your proxy will be voted “FOR” each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder may revoke an executed proxy before it is exercised by giving written notice revoking the proxy to the Secretary of the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice Card no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting in person without further action such as voting in person or withdraw proxy in person will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate at least 50% of the total voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

When an eligible voter attends the meeting but decides not to vote, his or her decision not to vote is called an “abstention.” Properly executed proxy cards that are marked “abstain” on any proposal will be treated as abstentions for that proposal. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker does not receive voting instructions from the beneficial owner, and (ii) the broker lacks discretionary authority to vote the shares. Abstentions and broker non-votes will not be treated as votes cast, and therefore neither abstentions nor broker non-votes will impact the outcome of this proposal.

Computershare Shareowner Services will tabulate votes cast by proxy either by internet or by mail for the Annual General Meeting and a representative of Computershare Shareowner Services will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. The Company will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

The Company’s 2011 Annual Report is available on the internet at http://www.proxyvoting.com/imos. You may also obtain a paper copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. The Company’s 2011 Annual Report is also available through the website of the Company at http://www.chipmos.com. The Company’s 2011 Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Re-election of Directors

Introduction

The Board of Directors of the Company (the “Board of Directors”) is divided into three classes. At each annual general meeting of shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her qualified successor has been duly elected and/or the director’s earlier resignation or removal.

The Board of Directors proposes the re-election as directors of Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen to hold office for a three-year term ending at the annual general meeting of shareholders to be held in 2015. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for re-election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Re-election to the Board of Directors for a Three-Year Term Expiring in 2015

Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen are currently members of the Board of Directors and are the nominees for re-election to the Board of Directors for a three-year term expiring in 2015. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Hsing-Ti Tuan has served as a member of the Board of Directors since August 2000. Mr. Tuan was the executive vice president of ProMOS Technologies Inc. in charge of R&D from 2005 to 2010. Mr. Tuan was the president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as a member of the Board of Directors since July 2004 and a member of the Board of Directors of ChipMOS TECHNOLOGIES INC. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He serves as the vice president of National Applied Research Laboratories since 2007. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen has served as a member of the Board of Directors since June 2005. He has served as the chief financial officer and investor relations officer of the Company and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of strategy development department of the Company from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

The Board of Directors recommends a vote “FOR” the re-election of each of Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen to the Board of Directors to hold office for a three-year term ending at the annual general meeting of shareholders to be held in 2015.

Directors Currently in Office

Set forth below is information regarding the directors of the Company who are currently in office (other than Messrs. Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen whose information are set forth above) which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as a member of the Board of Directors and chief executive officer since our inception. He was the Company’s deputy chairman from the Company’s inception to May 2004 and became the Company’s chairman in May 2004. He has also served as a director and president of ChipMOS TECHNOLOGIES INC. since 1997, the chairman of ChipMOS TECHNOLOGIES INC. since June 2003, the chairman of ThaiLin Semiconductor Corp. since 2002. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. of certain repurchase notes in 2004. Although Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007, the prosecutor appealed the Taipei District Court’s decision on October 27, 2007. For more information, please see the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Antonio. R. Alvarez has served as a member of the Board of Directors from July 2005. Mr. Alvarez was the chief operating officer of Advance Analogic Technology from October 2011 until its acquisition by Skyworks in January 2012. He was president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009 and is currently a director. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Chin-Shyh Ou has served as a member of the Board of Directors since August 2008. He has been the Company’s deputy chairman since August 2010. He has served as a director of ChipMOS TECHNOLOGIES INC. since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and a professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish an executive MBA program and Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

John Yee Woon Seto has served as a member of the Board of Directors since August 2010. He was a member of Board of Directors of the Company from August 2000 to May 2004. Dr. Seto was a founder and senior vice president of operation and strategic planning of Vitelic Corporation U.S.A. He served as the executive vice president of the business group of Mosel Vitelic Inc. from 1995 to 2005. He was a director of Mosel Vitelic Inc. from 1999 to 2008. He served on the board of directors in a number of companies, such as ProMOS Technologies Inc. and Advanced Analogic Technologies Inc. He has been the president and CEO of International Capture Tech Co LTD since 2006. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

Chao-Jung Tsai has served as a member of the Board of Directors since November 2004. Mr. Tsai was a director of ChipMOS TECHNOLOGIES INC. from January 2001 to December 2005, as a representative of Siliconware Precision Industries Co., Ltd., where he was a director from June 2005 to December 2009 and served as a supervisor from June 2002 to June 2005. He was also a supervisor of Phoenix Precision Technology Co. Ltd. from June 2005 to December 2009. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Rong Hsu was appointed by the Board of Directors on October 1, 2008 to fill the vacancy from Mr. Takaki Yamada’s resignation. He has served as a member of the Board of Directors of the Company from July 2005 to August 2008. He has been the director of Corp. R&D, Delta Electronics since February 2009. He has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

The Board of Directors held six meetings during the year ended December 31, 2011.

Audit Committee

Messrs. John Yee Woon Seto, Chin-Shyh Ou and Yeong-Her Wang are currently the members of the Audit Committee. Under the Charter of the Audit Committee adopted on February 28, 2001 and amended on May 14, 2004, December 21, 2004 and August 27, 2009, the Audit Committee:

•

is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•

oversees the Company’s accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•

meets with management, the Company’s external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to the Company’s financial statements, any major issues regarding accounting principles and the adequacy of the Company’s internal control over financial reporting;

•	pre-approves, or adopts appropriate procedures to pre-approve all audit and non-audit services, if any, provided to the Company by its external auditors;

•

establishes the Company’s internal complaints procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by the Company’s employees;

•	evaluates the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	reviews and approves all the Company’s related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent.”

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Chin-Shyh Ou

John Yee Woon Seto

Yeong-Her Wang

March 14, 2012

Compensation Committee

Messrs. Antonio R. Alvarez, John Yee Woon Seto and Rong Hsu are currently the members of the Compensation Committee. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of all the directors and executive officers of the Company on at least an annual basis.

The Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2011 to the directors and executive officers of the Company, including cash and accrued pension payable upon retirement, was approximately NT$97 million (US$3 million). In 2011, the Company granted options to purchase 223,660 of the Common Shares and 15,080 share appreciation rights (SARs) to the directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31, 2012, 2013, 2014 and 2015, except for certain options granted on August 31, 2011 that vested on the date of grant.

Number of Common Shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
181,160	August 31, 2017	5.1510	None
42,500	August 31, 2021	5.1510	None

Number of SARs granted	Expiration date	Exercise price (US$)	Considerations paid for SARs granted
15,080	August 31, 2017	5.1510	None

The Company did not set aside any money for pension, retirement or similar benefits for the directors of the Company in 2011. The Company does not provide the directors of the Company with any benefits upon termination of employment.

Nominations Committee

Messrs. Yeong-Her Wang, Rong Hsu and Chin-Shyh Ou are currently the members of the Nominations Committee. Under the Charter of the Nominations Committee adopted on August 26, 2005, the Nominations Committee:

•

identifies individuals qualified to become members of the Board of Directors, selects or recommends nominees to the Board of Directors and, in the case of a vacancy of a director, recommends to the Board of Directors an individual to fill such vacancy;

•	develops and recommends to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Company and a director;

•	identifies members of the Board of Directors qualified to fill vacancies on any committee thereof and recommends the appointment of the identified member(s) to the respective committee;

•	assists the Company’s management in the preparation of the disclosure in the Company’s annual proxy statement regarding the operations of the nominations committee; and

•

performs any other duties or responsibilities expressly delegated to the nominations committee by the Board of Directors from time to time relating to the nomination of members of the Board of Directors and any committee thereof.

The Nominations Committee was established on May 14, 2004.

Executive Officers

The following table sets out the names of each executive officer, and such person’s age and position with the Company. The business address for the executive officers of the Company is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	54	Chairman /Chief Executive Officer

Shou-Kang Chen	51	Chief Financial Officer

Carl Lei	48	Acting President of ChipMOS TECHNOLOGIES (Shanghai) LTD.

Lafair Cho	50	President of ThaiLin Semiconductor Corp.

Li-Chun Li	55	Chief Operating Officer

Steve Cheng	50	President of ChipMOS U.S.A., Inc.

Vincent Hsu	43	Vice President, LCDD Production Group

Michael Lee	47	Vice President, Chupei Production Group

Ivan Hsu	46	Vice President, Memory Production Group

Jesse Huang	46	Vice President, Assembly Production Group

David W. Wang	64	Vice President, Research & Strategy Development Center

I-Fan Chiang	54	Vice President, I.T.M. Center

Set forth below is information regarding Executive Officers of the Company who are currently in office which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng see “Proposal No. 1. Re-election of Directors—Directors Currently in Office”.

Shou-Kang Chen see “Proposal No. 1. Re-election of Directors—Nominees for Re-election to the Board of Directors for a Three-Year Term Expiring in 2015”.

Carl Lei has served as the acting president and vice president of assembly and testing operations of ChipMOS TECHNOLOGIES (Shanghai) LTD. since July 2010. He was the deputy director of Backend Operation of ProMOS Technologies Inc. from 2004 to 2010 and product manager of Mosel Vitelic Inc. from 1998 to 2003. Mr. Lei received a bachelor’s degree from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. from October 2003 to June 2007. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Li-Chun Li has served as the Chief Operating Officer of ChipMOS TECHNOLOGIES INC. since January 2010. Prior to joining ChipMOS TECHNOLOGIES INC., he served as vice president of the Product Engineering group in Mosel-Vitelic (U.S.A.) and ProMOS Technologies Inc. from 2003 to 2009, and vice president of product development in Mosel-Vitelic (U.S.A.) and Mosel-Vitelic (Taiwan) from 1992 to 2003. Mr. Li received a bachelor’s degree in electrical engineering from the University of California, Berkeley.

Steve Cheng has served as the president of ChipMOS U.S.A., Inc. since August 2008. Mr. Cheng has served as the director of Finance and Administration in ChipMOS U.S.A., Inc. since July 2004. He has been serving in ChipMOS U.S.A., Inc. since November 1999. He received a bachelor’s degree in business banking and insurance from Feng Chia University in Taiwan.

Vincent Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD driver production group since March 2012. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2007 to 2012. He received a master’s degree in Electrical Engineering from National Sun Yat-sen University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of Chupei production group since November 2011 and vice president for wafer sort business group since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Jesse Huang has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since April 2007. He was the assistant vice president of assembly engineering division formerly. He received a bachelor’s degree in Physics from Soochow University in Taiwan.

David W. Wang joined ChipMOS TECHNOLOGIES INC. as vice president of Research and Strategy Development center in 2007. Prior to joining ChipMOS TECHNOLOGIES INC., he was the vice president of Fibera, Inc. from 2001 to 2007. Mr. Wang served as Senior Director at Lam Research where his responsibilities included new product introduction, system integration, field escalation and management of regional teams from 1996 to 2001. Mr. Wang also worked for IBM’s Microelectronics Division where he as Senior Engineer/ Manager led advanced packaging materials, process development and marketing organizations. Mr. Wang is a member of SEMI Taiwan Packaging and Test Committee and holds 45 US patents. Mr. Wang holds a Ph.D. in M.S. from the University of Michigan and Bachelor of Science degree from Fu Jen University.

I-Fan Chiang has served as ChipMOS TECHNOLOGIES INC.’s vice president of ITM Center since July 2010. Mr. Chiang was a vice president of Websurf Technologies Taiwan from 2003 to June 2010. Mr. Chiang also served as a vice president of Hitrust Inc. from 2000 to 2003. Mr. Chiang holds a bachelor’s degree in Electronic Engineering from Tamkang University in Taiwan.

Major Shareholders

The following table sets out certain information as of March 31, 2012 regarding the ownership of the Common Shares by (1) each person known to the Company to be the owner of more than five percent of the outstanding Common Shares and (2) the total amount owned by the directors and executive officers of the Company as a group.

Identity of person or group	Number of Common Shares of par value US$0.04 each owned	Percentage Owned
ThaiLin Semiconductor Corp. (1)	6,474,211	19.2
He & Fang 2005 Revocable Living Trust (2)	3,479,751	10.3
Siliconware Precision Industries Co., Ltd. (3)	3,043,749	9.0
Mosel Vitelic Inc. (4)	2,698,659	8.0
DLS Capital Management, LLC(5)	2,252,889	6.7
Directors and executive officers, as a group(6)	599,600	1.8

(1)	From December 2008 to August 2009, ThaiLin Semiconductor Corp. acquired 2,025,455 (506,364) common shares pursuant to the Rule 10b5-1/10b-18 securities purchase program, under which purchases commenced on December 28, 2008; 4,060,633 (1,015,158) common shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS Technologies Inc. under the Stock Pledge Agreement entered into between ThaiLin Semiconductor Corp. and ProMOS Technologies Inc. dated December 3, 2008; 1,605,410 (401,352) common shares and 262,829 (65,707) common shares in 2010 and January 2011, respectively, pursuant to the interest shares payment under 2009 Notes held by ThaiLin Semiconductor Corp. and 4,485,630 common shares (including 790,630 common shares as interest payment in connection with the make-whole clause) of par value US$0.04 each in March 2011 pursuant to the conversion of 2009 Notes held by ThaiLin Semiconductor Corp.
(2)	According to the Schedule 13G/A filed by He Zhengxu with the Securities and Exchange Commission on January 10, 2012.
(3)	Siliconware Precision Industries Co., Ltd. completed a share purchase and subscription transaction with ChipMOS TECHNOLOGIES INC. and the Company on March 27, 2007, pursuant to which the Company and ChipMOS TECHNOLOGIES INC. purchased all of Siliconware Precision Industries Co., Ltd.’s equity interest in ChipMOS TECHNOLOGIES INC., and Siliconware Precision Industries Co., Ltd. subscribed for 12,174,998 (3,043,749) common shares through a private placement. For more information, please see the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(4)	Mosel Vitelic Inc. owned 2,612,513 common shares indirectly through Giant Haven Investments Limited, and 86,146 common shares indirectly through Mou-Fu Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange.
(5)	According to the Schedule 13G filed by DLS Capital Management, LLC with the Securities and Exchange Commission on January 17, 2012.
(6)	Excludes Mosel Vitelic Inc.’s beneficial ownership of the Common Shares which may be considered to be beneficially held by some of the Company’s directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of a share consolidation (also know as reverse stock split) of all the issued and outstanding common shares of US$0.01 each of the Company in a reverse stock split ratio of 1-for-4, such that every four Common Shares of par value US$0.01 per share were consolidated into one (1) Common Share of par value US$0.04 per share (the “Reverse Split”). The Reverse Split was effective on January 21, 2011.

As of March 31, 2012, approximately 62% of the common shares of the Company were held of record by shareholders located in the United States. All holders of the common shares of the Company have the same voting rights with respect to their shares.

Proposal No. 2. Re-appointment of Independent Auditors

The Company is submitting a proposal to have Moore Stephens, Hong Kong re-appointed as the independent auditors of the Company for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as the independent auditor of the Company prior to the Annual General Meeting, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the aggregate fees that the Company paid or accrued for services provided by Moore Stephens, Hong Kong for the years ended December 31, 2010 and 2011.

	2010	2011
	(In NT$ thousands)
Audit Fees	10,549	9,686
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	10,549	9,686

Audit Fees. This category includes the audit of the annual financial statements of the Company and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2010 and 2011, this category primarily includes the audit of the Company’s financial statements and the Company’s internal control over financial reporting contained in the Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of the financial statements of the Company and not included in the category of Audit Fees (described above).

All non-audit services are pre-approved by the Audit Committee on a case-by-case basis. Accordingly, the Company has not established any pre-approval policies and procedures.

All audit services that Moore Stephens, Hong Kong, was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote “FOR” the appointment of Moore Stephens, Hong Kong, as the independent auditors of the Company to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Share Premium Reduction and Accumulated Losses Set-Off

The Board of Directors proposes the Share Premium Reduction (as defined below) pursuant to the laws of Bermuda and the Bye-Laws and to authorize our Board of Directors to effect the Share Premium Reduction at any time on or before December 31, 2012 as determined by our Board of Directors. Upon completion of the Share Premium Reduction, the amount standing to the credit of the share premium account of the Company (the “Share Premium Account”) as at the Effective Date will be reduced by an aggregate amount of up to NT$4,000 million, with the credit of such amount arising therefrom to be transferred to the contributed surplus account of the Company, all of which will be applied to fully set off against the accumulated losses of the Company as of December 31, 2011 (the “Accumulated Losses”) (the “Share Premium Reduction”). Based on the Company’s audited consolidated financial statement for the year ended December 31, 2011, the accumulated losses of the Company was NT$3,787 million. The balance of the Share Premium Account as of April 30, 2012 was NT$14,461 million.

The Board of Directors considers that the Share Premium Reduction and the set-off of the Accumulated Losses in full will give the Company greater flexibility to declare dividends to its shareholders in the future as and when the Board of Directors considers appropriate. In light of the above, the Board of Directors considers that the Share Premium Reduction is in the interests of the Company and its Shareholders as a whole.

(1)	Reasons for the Share Premium Reduction

The Board of Directors considers that it is unnecessary to maintain the Share Premium Account at its current level. The Company is subject to certain restrictions under the laws of Bermuda on the use of funds standing to the credit of its Share Premium Account. The contributed surplus account of the Company is a distributable reserve which is available to be applied by the Company in a more general manner, including but not limited to setting off Company’s Accumulated Losses, if any. The Board of Directors believes that the Share Premium Reduction is beneficial to and in the interest of the Company and its Shareholders as a whole.

(2)	Effect of Share Premium Reduction

The implementation of the Share Premium Reduction does not involve any alteration to the authorized or issued share capital of the Company nor does it involve any alteration to the nominal value of the Shares or the trading arrangements concerning the Common Shares. The implementation of the Share Premium Reduction will not affect the underlying assets, business operations, management or financial position of the Company or the proportionate interests of the Shareholders, other than related expenses incurred which are immaterial. Save as the aforesaid expenses, the Board of Directors considers that the Share Premium Reduction will not cause any loss to the Shareholders’ funds and will not have any material adverse effect on the financial position of the Company.

(3)	Conditions of the Share Premium Reduction

The Share Premium Reduction is conditional upon, inter alia, the following being fulfilled:

(i)	the passing by the Shareholders of the Company’s annual general meeting to approve the Share Premium Reduction;

(ii)	Compliance with Section 46(2) of the Companies Act 1981 of Bermuda (as amended), including publication of a notice of the Share Premium Reduction in an appointed newspaper in Bermuda on a date not more than thirty days and not less than fifteen days before the Effective Date; and

(iii)	On the Effective Date, there is no reasonable ground for believing the Company is, or after the Share Premium Reduction would be, unable to pay its liabilities as they become due.

The Board of Directors recommends a vote “FOR” the Share Premium Reduction.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2013 Annual General Meeting of Shareholders of the Company (“2013 AGM”)

The Company hereby notifies its shareholders that the 2013 AGM is schedule to be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2013 AGM

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any Shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by the Company in connection with the 2013 AGM must comply with the provisions of the Company’s Bye-law 46 and applicable Bermuda law.

In accordance with the Company’s Bye-law 46, in order for any proposals to be properly brought before the 2013 AGM, a shareholder or shareholders qualified to propose a matter must deliver a notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2013 AGM; provided, however, that if the date of the 2013 AGM is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2013 AGM, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda (as amended) provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; and/or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonably sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: July 17, 2012

Exhibit 1.3

Dear Shareholders,

I am very proud of our accomplishments in 2011. We successfully achieved specific business objectives set for ourselves, including strategic product focus, customer diversification and debt reduction. Our focus allowed us to succeed on all fronts despite weakness in the broad markets. As promised, we improved our financial position with the help of our new focused business strategy and disciplined fiscal management. We continue to closely manage all operating expenses, while ensuring the highest possible quality and service that our customers rely on ChipMOS for.

Our net revenue for the full year 2011 was US$602 million, an increase of 6% from the prior year, as we outpaced the overall semiconductor industry. This growth is a direct result of the successful execution of our business strategy. Testing and assembly services provided to semiconductor customers in the LCD driver segment, were up 25% for the full year 2011 compared to 2010. Longer-term we expect to also benefit from a return to growth in our niche DRAM business and increased diversification of our customer base. Based on ROC GAAP, our gross margin increased to 9% for the full year 2011, with net loss of US$0.5 million or US$0.02 per diluted share.

Another bright spot for us has been the increased demand for our chip-on-glass and gold bumping services, both which remained strong exiting 2012 with an average utilization rate of approximately 83%. Bumping services were up 48% for the full year 2011 compared to 2010. Demand from customers continues to increase as they look to ChipMOS for help in enhancing device performance, facilitating manufacturing and reducing cost through our extensive assembly and testing technologies. We expect this growth will continue led by demand from consumers for portable devices, including smartphones and tablet computers.

Reflecting our improved outlook, our Board of Directors approved a reverse stock split of 1 for every 4 shares of our common stock. This became effective on January 21, 2011. We believe this is another important step in our efforts to improve the Company’s valuation as we expand awareness on Wall Street among potential investors and stock analysts.

In April 2011, we announced the transfer of control in ChipMOS Shanghai to ThaiLin, one of our consolidated subsidiaries. The transaction was completed in October 2011. No loss or gain was recorded on our books since the deal was treated as an inter-company transaction. Going forward, we will continue to look for opportunities to further streamline corporate structure and enhance shareholder value.

For the first quarter of 2012, typically a seasonally weaker quarter for the industry, we are pleased to report that strength continued in our LCD Driver IC business, as we benefitted from both demand strength and price stability in that segment. Importantly, we expect continued improvements as we move through the year. Our bumping business grew 12.7% quarter over quarter while LCD driver IC business was flat in Q1. Offsetting the business strength just discussed, seasonal weakness for our flash business resulted in a revenue decline of 10.2% in Q1. Seasonality also impacted our mixed-signal business segment which was down 14.3% and our DRAM business segment which was down 7.9% quarter over quarter.

We expect the demand stability and strength we are seeing in Q1, especially in our LCD driver business and in our niche/mobile DRAM segments, will continue throughout the year. We are optimistic in our outlook for the second half of 2012 led by seasonality, currently low inventory levels, ramp of new business and the addition of new capacity. Overall, we are very confident in our business over then near and long term.

We have found that our WLCSP and copper bumping technologies have been recognized as a viable and cost effective solution for the power management devices, logic products and low-density memory products, including NOR flash and DRAM, mainly for handheld electronic applications. We have teamed up our staffs and put together production line for this advanced packaging business opportunity by leveraging our existing bumping technology and newly engaged AKM business. We expect to commence the WLCSP production in second half of 2012.

In April 2012, we executed a strategic facility purchase to buy a building located directly across ChipMOS’ existing facility in Southern Taiwan Science Park and features approximately 393,173 square feet of floor space, which gives our customers added confidence that we can continue to support their growth expansion over the next 3-5 years.

In 2012, we will push ourselves even harder where possible to build on the momentum in our business. We are now trying to firmly build our market competitiveness after re-established ChipMOS as one of the industry’s major outsourced semiconductor assembly and testing services companies. Our efforts to diversify our customer base have worked and continue to gain momentum. We look forward to continuing to share our progress and success with you as we move through 2012.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely,

/S/ Shih- Jye Cheng
Shih-Jye Cheng
Chairman and Chief Executive Officer